UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

DEVELOPERS DIVERSIFIED REALTY CORPORATION
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
251591103
(CUSIP Number)
Dennis O. Garris
Alston & Bird LLP
950 F Street, N.W.
Washington, DC 20004-1404
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 11, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Alexander Otto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		31,787,210*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		31,787,210*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,787,210*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* = Includes Common Shares beneficially owned and the right to acquire Common Shares under a Stock Purchase Agreement with Warrants. See Items 4 and 5.
** = Based on 179,728,820 shares outstanding. See Item 5(a).

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Katharina Otto-Bernstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		12,642,858*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,642,858*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,642,858*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* = Includes Common Shares beneficially owned and the right to acquire Common Shares under a Stock Purchase Agreement with Warrants. See Items 4 and 5.
** = Based on 179,728,820 shares outstanding. See Item 5(a).

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Dr. Michael Otto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		2,107,142*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,107,142*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,107,142*

WITH	10	SHARED DISPOSITIVE POWER

2,107,142*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,214,284*,**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* = Includes Common Shares beneficially owned and the right to acquire Common Shares under a Stock Purchase Agreement with Warrants. See Items 4 and 5.
** = Includes Common Shares over which Dr. Michael Otto has a power of attorney granted by Janina Vater.
*** = Based on 179,728,820 shares outstanding. See Item 5(a).

CUSIP No.	251591103

1	NAMES OF REPORTING PERSONS Janina Vater

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,107,142*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,107,142*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,107,142*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* = Includes Common Shares beneficially owned and the right to acquire Common Shares under a Stock Purchase Agreement with Warrants. See Items 4 and 5.
** = Based on 179,728,820 shares outstanding. See Item 5(a).

CUSIP No.	251591103
Item 1. Security and Issuer.
This statement on Schedule 13D (this “Statement”) relates to the common shares of Developers Diversified Realty Corporation, par value $0.10 per share (the “Common Shares”), an Ohio corporation (the “Issuer” or “DDR”). The principal executive offices of DDR are located at 3300 Enterprise Parkway, Beachwood, Ohio 44122.
Item 2. Identity and Background.
The Reporting Persons (as hereafter defined) are Alexander Otto (“Mr. Otto”), Katharina Otto-Bernstein, Dr. Michael Otto, and Janina Vater, and are all German citizens (collectively, the “Reporting Persons”).
Mr. Otto is also part-owner and Chairman of ECE Projektmanagement G.m.b.H. & Co. KG, or ECE, Europe’s leading firm in developing and managing inner-city shopping centers. He is primarily engaged in the business of managing real estate investment business and properties. The address of the principal place of business of Mr. Otto is ECE Projektmanagement G.m.b.H & Co. KG (“ECE”), Heegbarg 30, 22391 Hamburg, Germany. Katharina Otto-Bernstein is the sister of Mr. Otto, and is primarily engaged in the business of film production and of managing real estate investment businesses and properties. Dr. Michael Otto is the brother of Mr. Otto, and is primarily engaged in the retail business and in the business of managing real estate investment businesses and properties. Janina Vater is the daughter of Dr. Michael Otto and niece of Mr. Otto, and is primarily engaged in the retail business and in the business of managing real estate investment businesses and properties. The address of the principal place of business of Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater is KG CURA Vermögensverwaltung G.m.b.H. & Co., Wandsbeker STr. 3-7, 22179 Hamburg, Germany.
The Reporting Persons entered into a voting agreement, as more fully defined in Item 4 below, with Scott A. Wolstein, the Chairman of the Issuer’s Board of Directors and the Issuer’s Chief Executive Officer, and Iris Wolstein, Scott Wolstein’s mother. The group formed by the Reporting Persons, Scott A. Wolstein and Iris Wolstein beneficially owns in the aggregate 54,538,569 shares, which represents 30.27% of the Common Shares, taking into effect Common Shares issuable upon the purchase of the Second Tranche (defined below), the Warrants (defined below) and outstanding options. However, the Reporting Persons disclaim any beneficial ownership in any securities held or which may be acquired by Scott Wolstein or Iris Wolstein, and Scott Wolstein and Iris Wolstein disclaim any beneficial ownership in any securities held or which may be acquired by the Reporting Persons. Scott Wolstein and Iris Wolstein have filed a separate Schedule 13D with respect to their beneficial ownership of the Common Shares.
Except as set forth below, the Reporting Persons have not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a

CUSIP No.	251591103
judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
On November 2, 2006, the SEC reached a settlement with Dr. Michael Otto relating to his role as director of Spiegel, Inc. (“Spiegel”). The SEC had alleged that Dr. Michael Otto, as a director of Spiegel, had aided and abetted Spiegel’s violations of the reporting provisions of the Exchange Act. Without admitting or denying the SEC’s allegations, Dr. Michael Otto consented to (i) a permanent injunction enjoining him from future violations of the federal securities laws and (ii) paying a civil penalty of $100,000.
Item 3. Source and Amount of Funds or Other Consideration.
The aggregate purchase price of the 15,000,000 Common Shares purchased by the Reporting Persons in the First Tranche (defined below) was $52,500,000. The Issuer also issued an aggregate of 1,071,428 Anti-dilution Shares (defined below) to the Reporting Persons. For a description of the purchase price to be paid for the Second Tranche (defined below), see Item 4 below. On March 2, 2009, the Issuer declared its first quarter 2009 Common Shares dividend of $0.20 per share, a certain portion of which was in cash and the residual portion was stock (the “Dividend Shares”), which was paid and transferred on April 21, 2009, whereby Mr. Otto received cash and 330,435 Dividend Shares after U.S. withholding tax on the 6,171,061 Common Shares owned by him prior to the Transaction. The amount beneficially owned by Mr. Otto disclosed herein reflects the receipt of such Dividend Shares. The source of the funding for the purchase of the Common Shares was the general working capital and personal funds of the Reporting Persons.
Item 4. Purpose of Transaction.
The Reporting Persons acquired their positions in the Common Shares for investment purposes. The Reporting Persons have had a business relationship with the Issuer since 2006 and also formed a joint venture between ECE and DDR to fund investments in new retail developments to be located in western Russia and Ukraine.
Stock Purchase Agreement
On February 23, 2009, Mr. Otto entered into a stock purchase agreement with the Issuer (the “Stock Purchase Agreement”) whereby Mr. Otto would purchase 30,000,000 Common Shares (the “Purchased Shares”) and warrants (the “Warrants”) to purchase 10,000,000 Common Shares (the “Warrant Shares”) and was granted the right to nominate two directors to the Issuer’s Board of Directors (the “Transaction”). The Stock Purchase Agreement contemplated that the issuance and sale of the Purchased Shares and Warrants could occur in two closings, each consisting of the sale of 15,000,000 Purchased Shares and a Warrant to purchase 5,000,000 Warrant Shares (each, the “First Tranche” and the “Second Tranche,” respectively). The Stock Purchase Agreement also permits Mr. Otto to assign all or a portion of his rights under the Stock Purchase

CUSIP No.	251591103
Agreement to certain members of the Otto family (the “Otto Family”), which include the Reporting Persons. Mr. Otto exercised such right and assigned portions of his right to purchase the Purchased Shares and receive the Warrant Shares to the other Reporting Persons. The closing of the First Tranche occurred on May 11, 2009 where the Reporting Persons purchased 15,000,000 Purchased Shares and received a Warrant to purchase 5,000,000 Warrant Shares.
Under the Stock Purchase Agreement, the Issuer will also issue additional Common Shares to the Reporting Persons representing any stock dividends declared by the Issuer after February 23, 2009, and prior to the applicable closing which the Reporting Persons would have been entitled to had the Purchased Shares been outstanding on the record dates for any such dividends (the “Anti-dilution Shares”). As of May 11, 2009, 1,071,428 Anti-dilution Shares were issued to the Reporting Persons in the First Tranche.
Pursuant to the Stock Purchase Agreement, in the event that, after giving effect to the purchase of any Purchased Shares, the Otto Family would beneficially own more than 29.8% of the outstanding Common Shares (the “Ownership Limit”), the number of Purchased Shares to be purchased by Mr. Otto, and any assignees, will be reduced by such number of Purchased Shares necessary to maintain the beneficial ownership of Common Shares by the Otto Family at a number of Common Shares equal to 29.8% of the outstanding Common Shares on the relevant closing date.
As of the date hereof, the Second Tranche has not been purchased by the Reporting Persons. The closing of the Second Tranche is anticipated to occur at any time between May 11, 2009 and six months from the date on which the Issuer’s shareholders held a meeting to approve amendments to the Issuer’s articles of incorporation, which was April 9, 2009.
The purchase price for the First Tranche was $3.50 per share. Under the Stock Purchase Agreement, the purchase price for the Purchased Shares in the Second Tranche is subject to downward adjustment if the weighted average purchase price of all additional Common Shares (or equivalents thereof) sold by the Issuer from February 23, 2009 until the applicable closing is less than $2.94 per share (excluding, among other things, Common Shares payable in connection with any dividends, but including in the calculation all outstanding Common Shares as if issued during such period at $2.94 per share). If the weighted average price for such issuances in the aggregate is less than $2.94, the applicable purchase price will be reduced by an amount equal to the difference between $2.94 and such weighted average price. The purchase price for the Second Tranche will be $4.00 per share, unless subject to downward adjustment, regardless of when purchased.
Pursuant to the Stock Purchase Agreement, on May 6, 2009, three wholly-owned subsidiaries of the Issuer, as borrowers (collectively, the “Term Loan Borrowers”), the Issuer, as guarantor, and an affiliate of Mr. Otto, Metropolitan Rental Investments, Inc., as lender (the “Term Loan Lender”), entered into a Term Loan Agreement (the “Term

CUSIP No.	251591103
Loan Agreement”) pursuant to which the Term Loan Lender agreed to lend the Term Loan Borrowers $60 million (the “Term Loan”). The Term Loan Borrowers’ obligations under the Term Loan are secured by the real estate properties owned by the Term Loan Borrowers. The Term Loan bears interest at a rate of 9.0% per annum. The Term Loan Borrowers and the Issuer provided customary representations and warranties in the Term Loan Agreement. Additionally, the Term Loan Agreement contains customary covenants and events of default, with a maturity date of May 6, 2014. On or after May 6, 2010, the Term Loan Borrowers may prepay the Term Loan in whole or in part, provided such prepayment includes a prepayment premium as set forth in the Term Loan Agreement. The Term Loan is guaranteed in full by the Issuer pursuant to a customary payment and performance guaranty. A copy of the Term Loan Agreement is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Term Loan Agreement are qualified in their entirety by reference to the Term Loan Agreement.
A copy of the Stock Purchase Agreement is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Stock Purchase Agreement are qualified in their entirety by reference to the Stock Purchase Agreement.
In addition to the Stock Purchase Agreement, the Reporting Persons and the Issuer have entered into a Warrant Agreement, an Investors’ Rights Agreement and a Voting Agreement, all of which are described below.
Warrant Agreement
Pursuant to the Transaction, holders of the Warrants are entitled to purchase up to 10,000,000 Warrant Shares at a price of $6.00 per share at any time on or after the issuance thereof and for a five-year period thereafter. The exercise price of the Warrants will be subject to downward adjustment upon each Warrant exercise date if the weighted average purchase price of all additional Common Shares (or equivalents thereof) sold by the Issuer from the date of issuance of the applicable Warrant is less than $6.00 per share (including Common Shares payable in connection with dividends, but excluding, among other things, the Purchased Shares and the Warrant Shares and Common Shares or other equity awards issued under the Issuer’s equity compensation plans, and including in the calculation all outstanding Common Shares as if issued during such period at $6.00 per share). If the weighted average price for such issuances in the aggregate is less than $6.00, the exercise price will be reduced to such weighted average price, but if the weighted average exercise price of such issuances is greater than $6.00, in no event will the exercise price be increased to a price greater than $6.00. At each partial exercise of a Warrant, if there has been a downward adjustment of the exercise price, the exercise price will reset at the original exercise price of $6.00 until the next Warrant exercise date, at which time it may be subject to adjustment again.
Except as otherwise provided in the Warrants, or by virtue of the holders’ ownership of the Issuer’s Common Shares, the holders of the Warrants do not have the rights or privileges of holders of the Issuer’s Common Shares, including any voting rights, until they exercise their Warrants.

CUSIP No.	251591103
A copy of each Warrant is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Warrants are qualified in their entirety by reference to the Warrants.
Investors’ Rights Agreement
Pursuant to the Transaction, the Reporting Persons have the right to designate a nominee to the Issuer’s Board of Directors upon the purchase of the First Tranche and a second designee upon purchase of the Second Tranche. The Reporting Persons have designated Dr. Volker Kraft to the Issuer’s Board of Directors and intend to designate Dr. Thomas Finne to be nominated to become a director of the Issuer upon closing of the Second Tranche. The Board of Directors elected Dr. Kraft as a member of the Board of Directors on May 8, 2009, effective on May 11, 2009 upon Dr. Kraft’s acceptance of such election.
Pursuant to the investors’ rights agreement (the “Investors’ Rights Agreement”), the Issuer agreed that during such time as the Otto Family beneficially owns 17.5% or more of the Issuer’s outstanding Common Shares, the Issuer’s Board of Directors will nominate two of the Otto Family’s nominees suitable to the Issuer to become members of the Issuer’s Board of Directors at each annual election of directors, and during such time as the Otto Family beneficially owns less than 17.5% but more than 7.5% of the Issuer’s outstanding Common Shares, the Issuer’s Board of Directors will nominate one of the Reporting Persons’ nominees suitable to the Issuer to become a member of the Issuer’s Board of Directors at each annual election of directors. The Otto Family’s right to nominate individuals to the Issuer’s Board of Directors will terminate on the date that the Otto Family beneficially owns 7.5% or less of the Issuer’s outstanding Common Shares.
Under the terms of the Investors’ Rights Agreement:
•
So long as the Investors’ Rights Agreement remains in effect, the Reporting Persons at each annual meeting of shareholders, will cause all Common Shares beneficially owned by it and its affiliates as to which they are entitled to vote to be voted in favor of the election of each member of any slate of directors recommended by the Issuer’s Board of Directors that includes at least one nominee recommended by the Otto Family. As more fully described in the Investors’ Rights Agreement, the Investors’ Rights Agreement also contains certain restrictions on the Reporting Persons’ ability to take certain actions in connection with each annual meeting of the Issuer’s shareholders so long as the Investors’ Rights Agreement remains in effect.

•
The Reporting Persons agreed not to sell any Common Shares until the sixth-month anniversary of the closing of the Second Tranche, after which time, the Reporting Persons will be permitted to sell up to 15,000,000 Registrable Shares (as defined below), which shall consist of 5,000,000 Common Shares and 10,000,000 Common Shares underlying the Warrants. At the end of each

CUSIP No.	251591103

three-month period following the sixth-month anniversary of the closing of the Second Tranche, and aggregating in each such three-month period, the Reporting Persons will be permitted to sell up to an additional 5,000,000 Registrable Shares.

•
So long as the Issuer is eligible to register secondary offerings of its Common Shares on Form S-3 under the Securities Act, the Issuer agreed to prepare and file and keep effective a registration statement to register resales of the Purchased Shares, the Dividend Shares and the Warrant Shares (collectively, the “Registrable Shares”). If the Issuer is not eligible to register secondary offerings on Form S-3, the Otto Family will have the right to demand that the Issuer prepare and file and keep effective for certain periods a registration statement on Form S-1 to register resales of the Registrable Shares. The Otto Family’s registrations rights will terminate on the date that the Otto Family beneficially owns 7.5% or less of the Issuer’s outstanding Common Shares.

A copy of the Investors’ Rights Agreement is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Investors’ Rights Agreement are qualified in their entirety by reference to the Investors’ Rights Agreement.
Voting Agreement
Under the terms of the voting agreement (the “Voting Agreement”), Scott A. Wolstein, the Chairman of the Issuer’s Board of Directors and the Issuer’s Chief Executive Officer, and Iris Wolstein, Scott Wolstein’s mother, agreed to vote their Common Shares in favor of the Reporting Persons’ nominees to the Issuer’s Board of Directors at every annual meeting of the Issuer’s shareholders relating to the election of members of the Issuer’s Board of Directors. The Voting Agreement shall terminate upon the termination of the Investors’ Rights Agreement.
A copy of the Voting Agreement is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Voting Agreement are qualified in their entirety by reference to the Voting Agreement.
Joinder Agreement
On May 11, 2009, the Reporting Persons entered into an agreement, pursuant to which they agreed to become fully bound by, and subject to the terms and conditions of the Stock Purchase Agreement, the Investors’ Right Agreement and the Voting Agreement (the “Joinder Agreement”). Furthermore, the Joinder Agreement sets forth the number of shares each Reporting Person was obligated to acquire pursuant to the Stock Purchase Agreement, which includes the Purchased Shares and the Warrant Shares.
A copy of the Joinder Agreement is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Joinder Agreement are qualified in their entirety by reference to the Joinder Agreement.

CUSIP No.	251591103
Acquisition or Disposition of Shares
While the Reporting Persons do not have any current plans, proposals or agreements, the Reporting Persons may, from time to time and at any time, acquire additional Common Shares in the open market or otherwise (except as otherwise provided in the Stock Purchase Agreement) up to the Ownership Limit and reserve the right to dispose of any or all of the Common Shares in the open market or otherwise (subject to the Investors’ Rights Agreement), at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Common Shares.
Item 5. Interest in Securities of the Issuer.
(a) The description of the Transaction set forth in Item 4 is incorporated by reference.
The Reporting Persons may be deemed to beneficially own, in the aggregate, 48,644,352 Common Shares, representing 27.1% of the Issuer’s outstanding Common Shares (based upon 179,728,820 outstanding Common Shares, the sum of (i) 153,657,392 Common Shares stated to be outstanding as of May 11, 2009, as reported by the Issuer to the Reporting Persons and (ii) 26,071,428 Common Shares to be issued in connection with the exercise of the Warrants and the purchase of the Second Tranche).
The 48,644,352 Common Shares beneficially owned by the Reporting Persons include the following:
•	6,171,061 Common Shares owned by Mr. Otto prior to entering into the Stock Purchase Agreement;

•	330,435 Dividend Shares owned by Mr. Otto;

•	15,000,000 Common Shares purchased by the Reporting Persons upon closing of the First Tranche;

•	5,000,000 Common Shares underlying the Warrant received by the Reporting Persons in the First Tranche;

•	1,071,428 Anti-dilution Shares received by the Reporting Persons upon the closing of the First Tranche;

•	15,000,000 Common Shares to be purchased by the Reporting Persons upon closing of the Second Tranche;

•	5,000,000 Common Shares underlying the Warrant to be received by the Reporting Persons in the Second Tranche; and

•	1,071,428 Anti-dilution Shares to be received by the Reporting Persons upon the closing of the Second Tranche.
The group made up of the Reporting Persons, Scott Wolstein and Iris Wolstein, pursuant to the Voting Agreement, as more fully described in Item 4, may be deemed to beneficially own in the aggregate 54,538,569 Common Shares, which represents 30.27% of the Common Shares, taking into effect Common Shares issuable upon the purchase of the Second Tranche, the Warrants and outstanding options.

CUSIP No.	251591103
(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a), Mr. Otto has sole voting power and sole dispositive power with regard to 31,787,210 Common Shares. Katharina Otto-Bernstein has sole voting power and sole dispositive power with regard to 12,642,858 Common Shares. Dr. Michael Otto has sole voting power and sole dispositive power with regard to 2,107,142 Common Shares owned by him and shared voting power and shared dispositive power with regard to 2,107,142 Common Shares owned by his daughter Janina Vater pursuant to a power of attorney. Janina Vater has shared voting power and shared dispositive power with regard to 2,107,142 Common Shares.
(c) In the past 60 days, on April 21, 2009, Mr. Otto received cash and 330,435 Dividend Shares after U.S. withholding tax on the 6,171,061 Common Shares owned by him prior to the Transaction, pursuant to the Issuer’s first quarter 2009 Common Shares dividend of $0.20 per share.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The description of the Transaction set forth in Item 4 is incorporated herein by reference.
Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated May 15, 2009, among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater

Exhibit 2	Stock Purchase Agreement, dated February 23, 2009, between the Issuer and the Reporting Persons incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on February 27, 2009

Exhibit 3	Common Share Purchase Warrant, dated May 11, 2009, issued by the Issuer to Mr. Otto

Exhibit 4	Common Share Purchase Warrant, dated May 11, 2009, issued by the Issuer to Katharina Otto-Bernstein

Exhibit 5	Common Share Purchase Warrant, dated May 11, 2009, issued by the Issuer to Dr. Michael Otto

CUSIP No.	251591103

Exhibit 6	Common Share Purchase Warrant, dated May 11, 2009, issued by the Issuer to Janina Vater

Exhibit 7	Investors’ Rights Agreement incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on May 11, 2009

Exhibit 8	Voting Agreement, dated May 11, 2009, by and among Mr. Otto, Scott A. Wolstein and Iris Wolstein

Exhibit 9	Joinder Agreement, dated May 11, 2009, by and among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater

Exhibit 10	Term Loan Agreement, dated May 6, 2009, between the Term Loan Borrowers and Metropolitan Rental Investments, Inc.

Exhibit 11	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Mr. Otto, incorporated herein by reference to Exhibit 24.1 to the Form 3 filed by the Reporting Persons on May 15, 2009

Exhibit 12	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Katharina Otto-Bernstein, incorporated herein by reference to Exhibit 24.2 to the Form 3 filed by the Reporting Persons on May 15, 2009

Exhibit 13	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Dr. Michael Otto, incorporated herein by reference to Exhibit 24.3 to the Form 3 filed by the Reporting Persons on May 15, 2009

Exhibit 14	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Janina Vater, incorporated herein by reference to Exhibit 24.4 to the Form 3 filed by the Reporting Persons on May 15, 2009

Exhibit 15	Power of Attorney of Dr. Michael Otto for Janina Vater, incorporated herein by reference to Exhibit 24.5 to the Form 3 filed by the Reporting Persons on May 15, 2009

CUSIP No.	251591103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 15, 2009
/s/ KG CURA Vermögensverwaltung G.m.b.H. &
Co., by power of attorney
By: Dr. Thomas Finne
For: Alexander Otto
/s/ KG CURA Vermögensverwaltung G.m.b.H. &
Co., by power of attorney
By: Dr. Thomas Finne
For: Katharina Otto-Bernstein
/s/ KG CURA Vermögensverwaltung G.m.b.H. &
Co., by power of attorney
By: Dr. Thomas Finne
For: Dr. Michael Otto
/s/ KG CURA Vermögensverwaltung G.m.b.H. &
Co., by power of attorney
By: Dr. Thomas Finne
For: Janina Vater

CUSIP No.	251591103
EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated May 15, 2009, among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater

2	Stock Purchase Agreement, dated February 23, 2009, between the Issuer and the Reporting Persons incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on February 27, 2009

3	Common Share Purchase Warrant, dated May 11, 2009, issued by the Issuer to Mr. Otto

4	Common Share Purchase Warrant, dated May 11, 2009, issued by the Issuer to Katharina Otto-Bernstein

5	Common Share Purchase Warrant, dated May 11, 2009, issued by the Issuer to Dr. Michael Otto

6	Common Share Purchase Warrant, dated May 11, 2009, issued by the Issuer to Janina Vater

7	Investors’ Rights Agreement incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on May 11, 2009

8	Voting Agreement, dated May 11, 2009, by and among Mr. Otto, Scott A. Wolstein and Iris Wolstein

9	Joinder Agreement, dated May 11, 2009, by and among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater

10	Term Loan Agreement, dated May 6, 2009, between the Term Loan Borrowers and Metropolitan Rental Investments, Inc.

11	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Mr. Otto, incorporated herein by reference to Exhibit 24.1 to the Form 3 filed by the Reporting Persons on May 15, 2009

12	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Katharina Otto-Bernstein, incorporated herein by reference to Exhibit 24.2 to the Form 3 filed by the Reporting Persons on May 15, 2009

13	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Dr. Michael Otto, incorporated herein by reference to Exhibit 24.3 to the Form 3 filed by the Reporting Persons on May 15, 2009

CUSIP No.	251591103

Exhibit No.	Exhibit Description

14	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Janina Vater, incorporated herein by reference to Exhibit 24.4 to the Form 3 filed by the Reporting Persons on May 15, 2009

15	Power of Attorney of Dr. Michael Otto for Janina Vater, incorporated herein by reference to Exhibit 24.5 to the Form 3 filed by the Reporting Persons on May 15, 2009